

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2010

Donovan Jones
President and Chief Executive Officer
Counterpath Corporation
Suite 300 – 505 Burrand Street, Box 95
Vancouver, British Columbia
Canada V7M 1X3

      Re: Counterpath Corporation
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed August 27, 2010
               File No. 000-50346

Dear Mr. Jones:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Maryse Mills-Apenteng
                        Special Counsel

cc: <u>Via facsimile at (604) 687-6314</u>
         Vikram Dhir
         Clark Wilson LLP